Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of XBP Global Holdings, Inc. on Form S3 (No. 333-284999 and 333-290237) and Form S8 (No. 333-283971 and 333-290233) of our report dated July 1, 2025, except as to Note 21 and its related effects to the consolidated and combined financial statements, which is as of March 31, 2026, on our audit of the combined and consolidated financial statements of Exela Technologies BPA, LLC, Subsidiaries and Affiliates (n/k/a XBP Americas, LLC) for the year ended December 31, 2024, which report is included in XBP Global Holdings, Inc.’s Annual Report on Form 10-K to be filed on or about March 31, 2026.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

March 31, 2026